 VANTAGE HEALTH.

From:
Lisa Ramakrishnan
Chief Executive Officer
Suite 640-11400 West Olympic Boulevard
Los Angeles, California, 90064-1567

AMMENDMENT #3

Re: Form S-1/A filed January 18, 2010 File No, 333-168930

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To Whom It May Concern:

On behalf of Vantage Health. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the
Securities and Exchange Commission letter dated January 24, 2011 (the "SEC
Letter") regarding the Registration Statement on Form S-1 (the "Registration
Statement").

FORM S-1

Summary

     1)   The Company has filed the memorandum of understanding dated July 7,
          2010 as exhibit 10.8.

The Government Tender Bidding Process, Page 43

     2)   The Company has deleted reference to attached tender documents.

Consolidated Financial Statements

     3)   The misplaced "Inc" has been removed from the document

     4)   The presentation of effect of exchange rate has been changed as suggested

     5)   The statements have been revised to include comprehensive income items as applicable. In addition we have clarified the functional currency in the Consolidated Statements.

Vantage Health

/s/ Lisa Ramakrishnan
-----------------------------
Lisa Ramakrishnan, CEO